As filed with the Securities and Exchange Commission on August 3, 2000.

                                                      Registration No. 333-42104


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------


                               AMENDMENT NO. 1 to


                                    FORM S-3
                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                 ---------------

                               MOTIENT CORPORATION
             (Exact name of registrant as specified in its charter)

                                    Delaware

         (State or other jurisdiction of incorporation or organization)


                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416

                                 (703) 758-6000

               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                                 ---------------

                                 Randy S. Segal
                         Senior Vice President, General

                              Counsel and Secretary
                               Motient Corporation

                            10802 Parkridge Boulevard
                           Reston, Virginia 20191-5416

                                 (703) 758-6000

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (as defined below), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                           ------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                          ----------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              -------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

 Subject to Completion, Dated


                                 August 3, 2000


                             PRELIMINARY PROSPECTUS
                             [MOTIENT LOGO OMITTED]

                               MOTIENT CORPORATION

                                 ---------------

                                  $600,000,000

                   Common Stock, Preferred Stock and Warrants

                                 ---------------

         We may offer from time to time in one or more offerings an aggregate of up to $600,000,000 of our common stock, preferred stock, and warrants to purchase our common stock or preferred stock. We may offer the common stock, preferred stock, and warrants (collectively, the "securities") separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus (each, a "prospectus supplement"). When we decide to issue securities, we will provide you with the specific terms and the public offering price of the securities in prospectus supplements. You should read this prospectus and the prospectus supplements carefully before you invest. This prospectus may not be used by us to offer or sell securities unless accompanied by a prospectus supplement.



         Our common stock is listed on the Nasdaq National Market under the symbol "MTNT." On August 2, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $10.89 per share.



         See "Risk Factors" beginning on page 5 of this prospectus to read about certain risks that you should consider before buying shares of our common stock.

                                 ---------------

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ---------------

              The date of this prospectus is        , 2000.
                                             -------

                                TABLE OF CONTENTS

                                                                           PAGE


About This Prospectus........................................................iii
About Motient..................................................................1
Recent Developments............................................................3
Risk Factors...................................................................5
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends..............17
Use of Proceeds...............................................................17
Plan of Distribution..........................................................17
Description of Capital Stock..................................................19
Incorporation of Certain Documents by Reference...............................22
Where You Can Find More Information...........................................23
Experts.......................................................................24
Pro Forma Financial Information..............................................P-1


    This prospectus contains and incorporates forward-looking statements. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "anticipate," "estimate," "expect," "project," or "intend." These forward-looking statements reflect our plans, expectations and beliefs and, accordingly, are subject to certain risks and uncertainties. We cannot guarantee that any of such forward-looking statements will be realized.

    Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the factors discussed in the Risk Factors section of this prospectus, as well as other reports that we file with the Securities and Exchange Commission. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Our forward-looking statements are based on information available to us today, and we will not update these statements. Our actual results may differ significantly from the results discussed.

                                     --iii-

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time sell any number of the shares of common stock and preferred stock described in this prospectus and an indeterminate number of warrants to purchase such shares of common stock and preferred stock in one or more offerings up to a total amount of $600,000,000.

         This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

         The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned below under the heading "Where You Can Find More Information."

         You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                                  ABOUT MOTIENT
                                  -------------

         We are a nationwide provider of two-way, wireless mobile data services and mobile Internet services, principally for business-to-business uses. Our customers use our networks and applications for email messaging and dispatch and voice communications services, enabling businesses and mobile workers to transfer electronic information and messages and access corporate databases and the Internet. We have developed a versatile array of services targeted at customers in four primary market segments: (1) mobile email and other Internet-based content services, (2) telemetry, which refers to device to device communications for database access or remote monitoring, (3) transportation and package delivery, and (4) field services. Our network is designed to offer a broad array of wireless data services such as:

o two-way mobile Internet services, including our eLink(SM) wireless email service, that provide business-to-business users integrated wireless access to a broad range of corporate and Internet email and Net-based information;

o telemetry systems that connect remote equipment, such as wireless point-of-sale terminals, with a central monitoring facility;

o mobile data and call dispatch fleet management systems, used by large transportation companies and field service organizations;

o global position tracking systems that permit businesses to manage mobile assets; and

o point-to-multi-point voice communications systems used by natural resource companies, utilities, government agencies and other entities with mobile fleets and field workers.


     We have been providing terrestrial wireless services to customers for several years, using a network which possesses four key design attributes: (1) two-way communication, (2) deep in-building penetration, (3) user mobility, and
(4) broad nationwide coverage. We offer our customers the nation's largest, most fully-deployed terrestrial wireless two-way data network, comprising nearly 2,000 base stations that provide service to 427 of the nation's largest cities and towns, including virtually all metropolitan areas. In 1999, we significantly improved terrestrial network performance and coverage, adding approximately 300 new base stations. Our satellite in geosynchronous orbit overlays our terrestrial network, thereby extending the service area coverage of our network for certain of our service offerings throughout all 50 states and the Caribbean. The satellite also provides nationwide voice and dispatch services. As of June 30, 2000, there were approximately 170,043 end users on our networks, of which 152,391 were using data services and 17,652were using voice services.


           We believe that our network's rapid message response time, extensive nationwide coverage and deep in-building penetration are key competitive advantages. Our business-to-business customers enjoy the advantages of wireless integrated network applications and mobile Internet services for mission critical applications, built on a fully redundant network architecture. We are the only mobile data network to offer guaranteed message delivery to our customers.

Our Investment in XM Radio
--------------------------

         In addition to our core wireless business, we have a significant investment in XM Satellite Radio Holdings Inc. ("XM Radio"), a development stage company. XM Radio is seeking to become a nationwide provider of digital quality audio entertainment and information programming transmitted directly by satellites to vehicle, home and portable radios. XM Radio owns one of two FCC licenses to provide a satellite digital audio radio service for the United States. XM Radio is developing its service, which it will call "XM Radio," to provide a wide variety of music, news, talk, sports and other programming offering up to 100 distinctive channels. XM Radio completed its initial public offering in October 1999.

                                      * * *

         Our principal executive offices are located at 10802 Parkridge Boulevard, Reston, Virginia 20191-5416, and our telephone number is (703)
758-6000. We also maintain an Internet site on the World Wide Web at www.motient.com. Information contained at our web site is not, and should not be deemed to be, a part of this prospectus. For further information about our business and operations, reference is made to our reports incorporated herein by reference. See "Incorporation of Certain Information by Reference" below.

                               RECENT DEVELOPMENTS
                               -------------------

         On June 29, 2000, we entered into a series of transactions, with a group of investors, relating to our satellite communications business. These transactions are described below.

         We have formed a new joint venture subsidiary, Motient Satellite Ventures LLC ("Satellite Ventures"), in which we own 80% of the membership interests. The remaining 20% interest in Satellite Ventures is owned by three investors controlled by Columbia Capital, Spectrum Equity Investors LP and Telcom Ventures, L.L.C. (collectively, the "Investors"). The Investors paid $50 million (in the aggregate) to Satellite Ventures in exchange for their 20% interest, pursuant to an Investment Agreement, dated June 29, 2000, by and among Motient, Satellite Ventures, and the Investors.

         Of the $50 million payment received by Satellite Ventures, $6 million is being retained by Satellite Ventures and will be used to fund certain research and development activities, with the remaining $44 million to be paid to Motient Services Inc. (which owns our satellite and related assets), as described below. Motient is not required to provide additional financing to Satellite Ventures.

         Satellite Ventures will conduct research and development activities to explore the technical, strategic, and market potential of new wireless data communications services making use of our existing satellite network. Satellite Ventures has signed a Research & Development, Marketing and Service Agreement, dated June 29, 2000 (the "R&D Agreement"), with Motient Services, under which Motient Services will provide technical, engineering, and similar assistance to Satellite Ventures. Motient Services will also provide Satellite Ventures with dedicated bandwidth on its satellite network, for the purpose of Satellite
Ventures' testing and R&D activities. In exchange for these access rights and services, Satellite Ventures has paid Motient Services a one-time, up-front fee of $20 million. The R&D Agreement has a three-year term, but would terminate upon any consummation of the Asset Sale Agreement described below.

         At any time during the next two years, the Investors have the right to elect to purchase up to an additional 40% stake in Satellite Ventures, for an extra payment of $120 million (which amount will increase by a specified daily amount, after one year) (such payment is referred to as the "Additional Payment"). Upon such exercise, Satellite Ventures will consummate the purchase of all of the assets owned by Motient Services that relate to the satellite business, pursuant to the terms of an Asset Sale Agreement, dated June 29, 2000, between Satellite Ventures and Motient Services. The purchase price for such assets will be equal to the sum of $24 million (paid as a down payment in connection with the signing of the Asset Sale Agreement), and the Additional

Payment received by Satellite Ventures from the Investors (i.e., for a total price of $144 million, increasing after the first year). The consummation of any such transfer of assets to Satellite Ventures pursuant to the Asset Sale Agreement would be subject to receipt of all necessary governmental approvals and consents, including, for example, FCC approval with respect to the transfer of our FCC licenses with respect to our satellite communications business, and any necessary approvals under the Hart-Scott-Rodino Antitrust Improvements Act, as well as customary conditions relating to due diligence review and similar matters.

         Also at any time during the next two years, if the Investors decide that they do not wish to acquire control of Satellite Ventures and acquire the satellite assets of Motient Services as described above, they may convert their existing minority position in Satellite Ventures into shares of our common stock, at a conversion price which will be set at the time of exercise, between $12 and $20 per share, as specified in the Investment Agreement. The Investors may not exercise this right, however, until after December 29, 2000, except under certain limited circumstances.

     Under the terms of the bank facility waivers we received in connection with these transactions, $2.75 million of the initial $44 million payment we received was used to repay outstanding amounts, and permanently reduce commitments, under our revolving credit facility, with the remainder of the initial $44 million payment retained by us. If the Investors elect to acquire control of Satellite Ventures and the Additional Payment is made as described above, then we will be required to use 50% of such proceeds to pay down outstanding balances and/or reduce commitments, under our revolving credit facility.

                             RISK FACTORS
                                  ------------

       You should carefully consider the risks described below together with all of the other information provided and incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

       If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have substantial and continuing operating losses
---------------------------------------------------

         We have incurred significant operating losses and negative cash flows in each year since we began operations. These losses are due primarily to the costs of developing and building our networks, and the cost of developing, selling and providing our products and services. For the year ended December 31, 1999 and the quarter ended March 31, 2000, excluding the impact of consolidating XM Radio, we reported operating losses of $202.7 million and $21.7 million, respectively. For the year ended December 31, 1998, on a pro forma basis for our acquisition of Motient Communications Company (formerly known as ARDIS Company), we reported operating losses of approximately $93.4 million. For historical periods prior to our acquisition of Motient Communications, we reported operating losses of approximately $97.4 million and $120.0 million in 1997 and 1996, respectively. During these same periods, Motient Communications reported operating losses of approximately $17.4 million and $29.2 million. In addition, XM Radio incurred aggregate net losses of approximately $1.7 million from its inception through December 31, 1997, and an additional $53.0 million in the 24-month period ended December 31, 1999. We expect XM Radio's net losses and negative cash flow to continue. We expect to continue to make significant capital outlays to fund interest expense, capital expenditures and working capital before we begin to generate positive cash flow from operations. These outlays are expected to continue for the foreseeable future. We expect to have significant operating losses and will record significant net cash outflow in the near term. We cannot guarantee that we will have sufficient resources to complete the expenditures required to operate our business or to achieve positive free cash flow within the time frame contemplated by our current projections.

         Since our inception, we have been engaged in developing our business, recruiting key management and technical personnel, raising capital to fund our operations, and developing our network. We have introduced a variety of new products and services, some of which have not achieved widespread market acceptance. We expect to continue to launch new products and services, some of which will be introduced in new market segments, in order to capitalize on emerging trends in our industry. The launch of such new products or the entry into new market segments may require us to spend additional capital, which could cause us to continue to incur significant operating losses. Our ability to generate positive free cash flow will depend upon, among other factors, the successful marketing of our services, including recently-launched services such as our eLink wireless email service. We may not be successful in marketing and selling such services.

Our extension into new wireless markets involves risks
------------------------------------------------------


     In October 1999, we launched our eLink wireless email service, which uses a palm-sized device that combines two-way wireless email and personal information management software. We believe that this service represents a significant growth opportunity for us. However, the market for this type of service is relatively untested and, therefore, there is a risk that demand for this service will not be as substantial as we hope. The failure of this service to gain market acceptance in a timely manner or at all or the failure to achieve significant market penetration could harm our business. Our eLink service competes with a variety of services that offer two-way messaging and Personal Digital Assistant (PDA) functionality on small, portable devices. Most of these competing services are better-established in the marketplace and many of our competitors have substantially greater financial, technical, marketing, sales, distribution and other resources than ours. We compete primarily with Research in Motion's BlackBerry email service; however, we have an agreement with Research in Motion permitting us to market the BlackBerry service in the United States for use on our network. Our primary distribution strategy for eLink makes us substantially dependent on the efforts of third party partners and resellers, and if such resellers fail to adequately promote our service or otherwise perform their obligations to us, sales of the eLink service may be less than expected. In addition, we have spent, and expect to continue to spend, significant operating expenses and capital expenditures on the development, testing, marketing, and distribution of the eLink service. As of March 31, 2000, we were contractually committed to purchase approximately $6.1 million of additional eLink devices from the manufacturer. If the service does not achieve acceptable levels of market acceptance, these expenditures and commitments could depress our operating results. If the service achieves market acceptance, its success will depend, in part, on our ability to maintain an adequate supply of devices, which are supplied by Research in Motion, a competitor in the wireless email market over whom we have no control. The success of the eLink service will also depend on our ability to continue to use, promote and protect the eLink service name and the other intellectual property associated with the service.


We have substantial indebtedness, which may make our business more vulnerable
-----------------------------------------------------------------------------

         As of March 31, 2000, our total indebtedness (excluding debt of XM Radio) was approximately $470.3 million, and $463.1 million net of debt discount.  As of March  31,  2000,  we had  $21.0  million  available  under our revolving credit facility and $1.1 million available under an equipment financing facility from Motorola. For the quarter ended March 31, 2000 and the year ended December 31, 1999, our earnings would have been insufficient to cover fixed charges by approximately $4.0 million and $328.2 million, respectively, and, on a pro forma basis after giving effect to the acquisition of Motient Communications and the related financing as if these transactions had been consummated on January 1 of the period presented, our earnings would have been insufficient to cover our fixed charges by approximately $120.7 million for the year ended December 31, 1997 and $160.0 million for the year ended December 31, 1998. At March 31, 2000, our stockholders' equity was approximately $48.2 million. We and our subsidiaries will be permitted to incur additional indebtedness in the future.

         Beginning  October 1, 2001,  Motient  Holdings Inc.,  our  wholly-owned subsidiary, will be required to make semi-annual interest payments of approximately $20.5 million on our 12 1/4% senior secured notes due 2008. Prior to October 1, 2001, these interest payments will be funded by a portion of the interest reserve of approximately $112.3 million of restricted investments purchased at the time the senior secured notes were issued. Historically, we have not generated sufficient earnings or cash flow from operations to make such interest payments.

         The degree to which we are leveraged could have important consequences to the success of our business including, but not limited to:

o increasing our vulnerability to general adverse economic and industry conditions;

o limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development and other general corporate requirements;

o requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, research and development or for other general corporate purposes;

o limiting our flexibility in planning for, or reacting to, changes in our business and the industry; and

o placing us at a competitive disadvantage as compared to less leveraged competitors.

We may need additional capital but it might not be available
------------------------------------------------------------

         We expect to continue to make significant outlays to fund debt service, capital expenditures and working capital, both before and after we become cash flow positive. While we believe that the net proceeds from this offering, together with existing available borrowings, proceeds from option and warrant exercises, and proceeds from the sale of inventory relating to new services-eLink and MobileMAX2, will be sufficient to fund operating losses, capital expenditures, working capital, and debt service through the time when we expect to generate positive free cash flow sufficient to fund these items, it is possible that our cash flows from operations will be less than projected or will not occur when projected. In such event, we will require additional debt or equity financing in amounts that could be substantial. The type, timing and terms of financing we may select will depend upon our cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. We cannot guarantee that we will be able to find any such sources at any given time on favorable terms.

         We cannot guarantee that our current projections will be accurate. Our projections will depend upon numerous future factors and conditions, many of which are outside of our control. Our projections are merely estimates of future events and you should expect actual events to vary from current estimates, possibly materially. In addition, if customer demand exceeds our current expectations and we can accommodate such demand without adversely affecting the quality of our service, we are likely to attempt to accelerate our expansion. If we elect to introduce new products or services, our funding needs will increase, possibly to a significant degree. If there is a rapid increase in customer demand for recently launched services, such as our eLink wireless email service, we may need to order substantial quantities of inventory, which will require significant working capital which we may need to finance. In addition, we are contractually committed to purchase significant additional quantities of the eLink device and MobileMAX2(TM), our second generation terminal to be used with our multi-mode messaging service. If customer demand for these devices does not meet our expectations or if the rollout of new services is slower than anticipated, we may need to finance significant amounts of inventory purchases. We cannot guarantee that we will be able to secure any additional financing on commercially reasonable terms or at all. Our cost of expanding our network and operating our business, as well as our revenues, will depend on a variety of factors including:

o        our ability to meet our expansion schedules;

o        the number of customers and the services for which they subscribe;

o the nature and penetration of new services that we and our competitors may offer;

o        regulatory changes; and

o        changes in technology.

As a result, our actual costs and revenues may vary from expected amounts, possibly to a material degree. Such variations are likely to affect our future capital requirements. Accordingly, it is possible that we will be required to raise substantial additional capital in the future or that our current projections will prove to be inaccurate.

Our  business  could  suffer if we cannot  keep pace with the  rapidly  changing
--------------------------------------------------------------------------------
markets for wireless communications
-----------------------------------

         The markets for wireless communications services change rapidly. Our success depends, in part, on our ability to respond and adapt to such changes. We cannot guarantee that we will be able to compete effectively under, or adjust our contemplated plan of development to meet, changing market conditions. We cannot guarantee that we will be able to implement our strategy or that our strategy will be successful in these rapidly evolving markets.

         The markets for wireless communications services are also marked by the continuous introduction of new products and services and increased capacity for services similar to those we provide. Future technological advances in the wireless communications industry may result in the availability of new products or services. Advances may increase the efficiency of existing products or services. If a technology becomes available that is more cost-effective or creates a superior product, we may be unable to access such technology or finance the necessary substantial capital expenditures that may be required. Our technology may be rendered less profitable or less viable by existing, proposed or as yet undeveloped technologies. We cannot guarantee that we will have the financial and other resources available to compete effectively against companies possessing such technologies. We are unable to predict which of the many possible future products and services will meet evolving industry standards and consumer demands. We cannot guarantee that we can adapt to such technological changes or offer such products or services on a timely basis to establish or maintain a competitive position.

Our wireless business depends on market acceptance
--------------------------------------------------

         The success of our wireless communications business is subject to a number of business, economic, regulatory and competitive factors, many of which are beyond our control, including the extent to which prospective customers will purchase our services. The vitality of our business depends on the successful implementation of our growth strategy, which, in turn, depends, among other things, on our expectation that demand for our services will increase significantly in the markets we serve. We have not yet commercially introduced some of our services and we cannot guarantee that any of them will achieve market acceptance or generate operating cash flow. If we cannot gain market acceptance for current or planned products and services then our business will be harmed.

         Based upon our expectations as to the customer demand for our services, we have made, and will continue to make, significant capital investments. Based on similar expectations, our subsidiaries have entered into operating leases, equipment supply contracts and service arrangements, and are attempting to secure financing of future equipment purchases. Accordingly, any material miscalculation with respect to our operating strategy or business plan would harm our business.


Our future success depends on third party distribution relationships
--------------------------------------------------------------------


         A key element of our strategy is to develop and capitalize on distribution relationships with leading companies who can provide access to significant numbers of potential customers in our target markets. For example, we have reseller agreements with SkyTel, Metrocall and TSR Wireless, leading national paging companies, and we have recently signed distribution agreements with Internet Service Providers and portals, such as GoAmerica and Yahoo!. We also have an important marketing and distribution agreement with Critical Path, an email outsourcer, and strategic alliances with IBM and Computer Associates, under which we will jointly develop and market wireless enterprise-wide email and other e-business solutions to corporate customers. Certain of these agreements include commitments by us to meet various product launch milestones, and, in the case of the Yahoo! agreement, to spend a specified amount on co-branded advertising. Because we are relying on these distribution partners to enable us to acquire subscribers, our success in penetrating our targeted markets will depend, to a large extent, on the efforts of these distribution partners, as well as future distribution partners. The rollout of sales efforts by our distribution partners may be subject to delays, some of which may be outside of our control. Our inability to fully capitalize on our third party distribution agreements, the termination of or failure to renew any of these agreements, or our inability to enter into similar distribution relationships with other leading companies could significantly harm our results and prospects.


We depend upon our  suppliers  and have sole and  limited  sources of supply for
--------------------------------------------------------------------------------
certain products and services
-----------------------------



         We depend on independent vendors to develop and manufacture wireless communications devices for our networks, which are significant elements of our business plan because most of our services require such devices. Certain of our important service offering initiatives are dependent on the timely delivery of a sufficient quantity of user devices, including the palm-sized device used with our eLink wireless email service, which is manufactured by Research in Motion, and MobileMAX2, the second generation terminal to be used with our multi-mode messaging service, which is manufactured by SCI Systems, Inc. as subcontractor to Vistar Telecommunications Inc. These suppliers do not sell such devices to us on an exclusive basis. We carry a limited inventory of certain of these devices and generally have no guaranteed supply arrangements. Some of our suppliers and vendors are relatively small companies and have limited resources and production capacity. In addition, some of our sole-source suppliers themselves rely on sole- or limited-sources of supply for components included in their devices. Failure of our suppliers to meet increasing demand for our services may prevent them from continuing to supply components and devices in the quantities and quality, and at the times required by us, or at all. In addition, from time to time, we have experienced interruptions and/or delays of supply. We cannot guarantee that we will not experience further interruptions or delays. In addition, we have short-term contracts with the majority of our suppliers. We cannot guarantee that our suppliers will continue to provide products to us at attractive prices, or at all, or that we will be able to obtain such products in the future from these or other providers on the scale and within the time frames we require. Some or all of our suppliers could enter into exclusive arrangements with our competitors, or cease selling these components to us at commercially reasonable prices, or at all. Research in Motion, which is our current sole supplier of devices for our eLink wireless email service, also markets and sells BlackBerry, our primary competitor in the two-way wireless email market. However, we have an agreement with Research in Motion permitting us to market the BlackBerry service in the United States for use on our network. If we fail to obtain products on a timely basis at an affordable cost, or experience any significant delays or interruptions of supply, our business will be harmed.


         Part of our growth is predicated on our suppliers reducing the cost of wireless communications devices approved and available for use on our network. We believe that reductions in the cost of wireless communications devices will result in increased sales of devices, additional subscribers for our services and a corresponding increase in our service revenues. If we fail to obtain such cost reductions on a timely basis, or experience any significant delays of such reductions, our revenues could be diminished.

We may be unable to achieve our operating and financial objectives if we cannot
-------------------------------------------------------------------------------
manage our growth effectively
-----------------------------


     We may experience periods of rapid expansion in our continuing efforts to respond to changing market conditions. We will need to maintain and improve our operating and financial systems and expand, train and manage our employees in order to manage growth effectively in the complex environment in which we operate. We must expand the capacity of our sales, distribution and installation networks in order to achieve continued growth in our existing and future markets. There may also be additional demands on our customer support, sales and marketing resources as we grow our business. We will also need to quickly develop, test, and incorporate new technology, designs, software, and systems into existing products and services, as well as new services and applications, in order to respond to customer demand and market conditions. Our inability to develop and incorporate new technology quickly could harm our ability to introduce new services. For example, delivery of the MobileMAX2 terminals has been delayed from its original target delivery date, due primarily to the need for software enhancements. If we fail to manage our growth effectively, there could be a material adverse effect on our business, financial condition and results of operations.



We may be unable to achieve our business and  financial  objectives  because the
--------------------------------------------------------------------------------
wireless communications industry is highly competitive
------------------------------------------------------


         The wireless communications industry is highly competitive and is characterized by frequent technological innovation. The industry includes major domestic and international companies, many of which have financial, technical, marketing, sales, distribution and other resources substantially greater than ours and which provide, or plan to provide, a wider range of services than we will provide. Our products and services compete with a number of communications services, including existing satellite services, terrestrial air-to-ground services, and terrestrial land-mobile and fixed services, and may compete with new technologies in the future. In addition, the FCC has recently allocated large amounts of additional spectrum for communications uses or potential uses that could compete with us. In November 1999 the FCC granted two applications to use a Canadian competitor's system to provide mobile messaging services in the United States. This represents the first instance in which the FCC has authorized competitors to provide satellite-based mobile messaging service in the United States. The U.S. Court of Appeals affirmed the FCC's decision and we are seeking a rehearing. Additional assignments of spectrum for such uses may occur in the future and could make it easier for new competitors to enter the market. In addition, increased competition has resulted in downward pressure on pricing for certain of our products and services.

Our wireless business depends on proprietary information
--------------------------------------------------------

         Our wireless communications business depends on technical knowledge, and we believe that our future success is based, in part, on our ability to keep up with new technological developments and incorporate them in our products and services. We own or have the right to use certain of our work products, inventions, designs, software, systems and similar know-how. We must diligently protect that information, and while we have taken steps to protect such information, we cannot guarantee that the information will not be disclosed to others or that others will not independently develop similar information, systems and know-how. We also rely on some technologies licensed from third parties. We cannot be sure that these licenses will remain available to us on commercially reasonable terms or at all. The loss of such technologies could require us to obtain substitute technology of lower quality or performance standards or at a greater cost, which could harm our business.

Our customers are highly concentrated and our business could suffer if we lost
--------------------------------------------------------------------------------
key customers
-------------

         Five customers (including IBM) accounted for an aggregate of 33% of our service revenue for the year ended December 31, 1999, and four customers accounted for 32% of our service revenue for the quarter ended March 31, 2000. The loss of one or more of these customers, or any event, occurrence or development which adversely affects our relationship with one or more of these customers, could harm our business.

Our business  could suffer if we do not meet the required  service  levels under
--------------------------------------------------------------------------------
our large customer contracts
----------------------------

         Many of our large customer contracts include significant warranties related to the performance of our network. In most cases, if network availability drops below a specified percentage we could be subject to penalties, which may be substantial.

Our future  success  will  depend  on  our  ability to obtain sufficient network
--------------------------------------------------------------------------------
capacity
--------

         If we are successful in penetrating our targeted markets for wireless email and telemetry, we will need, in the future, to enhance our terrestrial network in order to have sufficient capacity to meet customer demand. This may require that we acquire additional frequency spectrum for our network, which may not be available to us on a timely basis and at a commercially reasonable cost, or at all. Acquisition of more spectrum could require substantial additional resources, which we may not have available when needed. In addition to spectrum acquisition, expansion of our terrestrial network will require substantial financial, operational and management resources. We may not be able to expand our network to meet additional demand or customer requirements on a timely basis and at a commercially reasonable cost, or at all.

Our  inability to obtain  access to tower and building  roof rights on favorable
--------------------------------------------------------------------------------
terms could slow the expansion of our terrestrial network
---------------------------------------------------------

         As we seek to expand our terrestrial network, we will need to identify and obtain access to buildings and towers to install additional base stations, which will require us to secure tower and roof and other building access rights. We may also need to obtain local zoning, construction, franchises or other governmental permits. Obtaining such permits and necessary consents, and entering into leases with landlords or property owners on acceptable terms, may prove to be time consuming and/or difficult. We may not be able to identify suitable locations, or obtain necessary permits or enter into acceptable lease agreements on a timely basis or at a commercially reasonable cost, or at all. These factors could limit our ability to expand our terrestrial network as quickly as we might desire, which could, in turn, harm our future results and prospects.

Our competitive position may be harmed if our wireless terrestrial network
--------------------------------------------------------------------------------
technology is licensed to others
--------------------------------

         The terrestrial network, and certain of its competitive strengths, such as deep in-building penetration, is based upon a single frequency reuse technology. Motorola holds the patent for this technology and we hold a non-exclusive license to use this technology. We also rely on support agreements with Motorola for support of the operations of certain portions of the terrestrial network. However, Motorola could enter into arrangements with our competitors and it is possible that such agreements could harm our ability to compete.

There are risks associated with satellite technology
----------------------------------------------------

         We have an agreement with TMI Communications and Company, Limited Partnership, a Canadian mobile satellite owner and operator, for backup, restoral and additional capacity if our MSAT-2 satellite fails or we need additional capacity. TMI owns and operates a satellite called MSAT-1. In return, we have agreed to provide TMI with similar backup service on our MSAT-2 satellite. Each of the MSAT-1 and MSAT-2 satellites has in the past experienced some malfunctions. Recent MSAT-2 malfunctions have involved either components backed up by spare parts or did not have a material impact on current operations. However, either or both satellites could experience future malfunctions at any time, which could damage our ability to serve our customers and harm our reputation in the marketplace.


         MSAT-2 has an expected end of service date of 2006, subject to potential malfunctions and other factors. For example, random failure of satellite components could result in damage to or loss of MSAT-2. It is also possible that electromagnetic storms or collisions with other objects could damage the satellite, although such occurrences are rare. Although the actual end of service date of the satellite may exceed its expected end of service date, we cannot guarantee that the expected end of service date of the satellite will be achieved or exceeded. Although we have in-orbit insurance for a failure of MSAT-2, it is unlikely that any recovery under such insurance would fully compensate us for losses we would sustain from such a failure. In addition, the in-orbit insurance policy is subject to annual or biannual renewal, and we cannot guarantee that insurance will remain available for coverage of MSAT-2 on favorable terms or at commercially reasonable rates.

Our disaster recovery system for the satellite network ground segment is limited
--------------------------------------------------------------------------------

         Presently, our disaster recovery systems focus on internal redundancy and diverse routing within each of the facilities operated by or for us. For example, the terrestrial network has access to a remote communications backup complex that would enable us to continue to provide our terrestrial network services in the event of a natural disaster affecting one geographic site.

However, we do not currently have access to a remote backup satellite ground communications facility that would enable us to continue to provide mobile satellite communications services for customers in the event of a natural disaster or other occurrence that rendered the system unavailable. Our business is subject to the risk that such a disaster or other occurrence could hinder or prevent us from continuing to provide some services to some or all of our customers.

Our wireless business is subject to domestic and international  regulation which
--------------------------------------------------------------------------------
could impose significant costs or otherwise harm our business
-------------------------------------------------------------

         The ownership and operations of our wireless communication systems are subject to significant regulation by the FCC under authority granted by the Communications Act of 1934, as amended, and related federal laws. We cannot guarantee that the rules and regulations of the FCC will continue to support our operations as we presently conduct them and plan to conduct them in the future. A number of our licenses are subject to renewal by the FCC. Also, our satellite operations are subject to international frequency coordination, which requires us to negotiate access to spectrum with other nearby satellite systems. We cannot guarantee that all existing licenses will be renewed and requisite frequencies coordinated. Current FCC regulations also generally limit the ownership and control of our company by citizens or entities of certain foreign countries to no more than 25%, which could limit your opportunity to receive a takeover premium for your shares of common stock. In addition, despite our efforts to monitor our foreign ownership, there can be no assurance that non-U.S. persons or entities will not own in the aggregate more than 25% of our common stock. If this limit is exceeded, the FCC could potentially take a range of actions which could harm our business.

         In addition, the FCC's grant in November 1999 of domestic authority to two competitors to use a Canadian system to provide mobile messaging service in the United States may increase the demand by these systems for spectrum in the international coordination process and restrain our ability to coordinate our spectrum access. The FCC is currently considering applications to use the Inmarsat satellite system to provide mobile messaging service in the United States. The grant of any of these applications also may further adversely impact our ability to coordinate our spectrum access.

XM Radio's business  involves  significant  risks and these risks may impair the
--------------------------------------------------------------------------------
value of our investment in XM Radio
-----------------------------------

         In addition to our core wireless business, we have a significant investment in XM Radio, a development stage company. There are significant risks associated with our investment in XM Radio. XM Radio is a development stage company with no revenues and significant future funding requirements. XM Radio's business is subject to a number of significant risks and uncertainties. These risks and uncertainties may impair the value of our investment in XM Radio. The value of our investment in XM Radio represents a significant portion of our total assets, and such value fluctuates with the market price of XM Radio's stock.

A small  number of  principal  stockholders  own over 49% of our stock and their
--------------------------------------------------------------------------------
interests may conflict with yours as a stockholder
--------------------------------------------------

         Our principal stockholders are Hughes Electronics, Motorola, Baron Capital, Inc., AT&T Wireless and XM Ventures. These stockholders collectively hold in aggregate approximately 49.5% of our common stock on a fully diluted basis. We have entered into material contracts and transactions with our principal stockholders and their affiliates and we may enter into additional contracts in the future. These contracts include the guarantee of our debt obligations. Certain of these stockholders have other interests in the communications industry that may conflict with our interests. Certain of these stockholders, or their affiliates, have contracts or other relationships with XM Radio, which has a different business plan than ours. For example, Hughes is constructing XM Radio's satellites, and General Motors, which owns Hughes, owns a significant equity stake in XM Radio and has entered into a long-term distribution agreement with XM Radio. DIRECTV, a division of Hughes, also owns a significant equity stake in XM Radio and has entered into an operational assistance agreement with XM Radio. It is possible that these stockholders' interests in XM Radio could conflict with their interests in Motient, and, as a result, these stockholders could take actions that might not be in our interests or your interests as a stockholder. Also, there can be no assurance that these stockholders will continue to retain their current ownership position in our company.

Our business would be harmed if we cannot attract and retain our key personnel
------------------------------------------------------------------------------

         We are dependent on the efforts of a group of employees with specialized technical and business knowledge regarding our systems. If we lose the services of one or more of these individuals it could harm our business and our future prospects. Our future success will also depend on our ability to attract and retain additional management and technical personnel required in connection with the growth and development of our business. If we fail to retain or attract such key personnel our business would suffer. We do not maintain key man life insurance on any of our officers or employees.

Our charter and bylaws contain anti-takeover provisions that could adversely affect the price of our common stock

         Our certificate of incorporation and bylaws and the Delaware General Corporation Law contain provisions that may have the following effects:

o       discouraging, delaying or making more difficult a change in control; and

o       preventing the removal of incumbent directors.


         The existence of these provisions may negatively impact the price of our common stock and may discourage third-party bids. These provisions may reduce any premiums paid to stockholders for their common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which governs business combinations with interested stockholders and could have the effect of delaying or preventing a change in control.

         Our certificate of incorporation also allows our board of directors to issue up to 200,000 shares of preferred stock and to fix the rights, privileges and preferences of such shares without any further vote or action by the stockholders. If this preferred stock is issued in the future, the rights of the holders may adversely affect the rights of the holders of common stock. While we have no present intention to issue shares of preferred stock, any such issuance could be used to discourage, delay or make more difficult a change in control.

We do not intend to pay dividends
---------------------------------

         We have not declared or paid any dividends on our common stock since our date of inception. We intend to retain any earnings to support the growth and development of our business and we have no present intention of paying dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by agreements we have made with several banks in connection with our loans and credit facility arrangements.

The price of our common stock is volatile
-----------------------------------------

         Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. Future announcements concerning our business or the business of our competitors, including results of technological innovations, new commercial products, or government regulations may have a significant impact on the market price of our common stock. Our common stock has been thinly traded since our initial public offering and its price has been highly volatile in recent periods.


Future sales of our stock could adversely affect its price
----------------------------------------------------------



         Future sales of substantial amounts of our common stock, or the perception that such sales may occur, could adversely affect the value of our common stock and could impair our ability to raise additional capital in the future through the sale of equity securities. As of July 31, 2000, we had 49,539,797 shares of common stock outstanding. Of these shares, approximately
33.2 million shares (including 5,322,600 shares owned by Baron) are freely tradable in the open market without further registration under the Securities Act. Also, all of the 2,470,532 shares owned by Motorola are registered pursuant to an effective shelf registration statement, and all of the 4,094,244 shares owned by XM Ventures are registered pursuant to an effective shelf registration statement. In addition, we have provided certain registration rights to other stockholders and owners of warrants to purchase our common stock. These registration rights cover 6,666,622 shares of stock and warrants to purchase an aggregate of 5,823,455 additional shares. We also have approximately 4.8 million shares of common stock reserved for issuance under employee and director stock option plans and other employee benefit plans, all of which shares, when issued, are registered for resale.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
        ----------------------------------------------------------------

         The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated. For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest, amortization of debt issuance costs, preferred stock dividends and the component of rental expense believed by management to be representative of the interest factor on those amounts.

                                                                       YEARS ENDED DECEMBER 31,
                                                                       ------------------------
                                                                                                                Three Months
                                                                                                                   Ended
                                              1995          1996           1997         1998         1999      March 31, 2000
                                              ----          ----           ----         ----         ----      --------------
Ratio of Earnings to Fixed Charges(1)...      ---            ---           ---           ---          ---           ---
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends (2).........      ---            ---           ---           ---          ---           ---
Coverage Deficiency.....................     $(71,601)    $(134,638)    $(120,727)   $(160,025)   $(328,230)     $(3,994)

------------------------

(1)   The ratio of earnings to fixed  charges is computed by dividing net income
      (loss) before income taxes and extraordinary items and fixed charges (excluding interest capitalized during the period), by fixed charges.

(2) The ratio of earnings to fixed charges and preferred stock dividends is computed by dividing net income (loss) before income taxes and extraordinary items and fixed charges (excluding interest capitalized during the period), by fixed charges and preferred stock dividend requirements. The preferred stock dividend requirements represent the pretax earnings which would have been required to cover the dividend requirements on any preferred stock outstanding. We did not have any preferred stock outstanding during the periods presented above and accordingly there were no preferred stock dividend requirements during these periods. Although we have not issued any preferred stock during the periods presented, XM Radio issued 2.0 million shares of 8.25% Series B convertible redeemable preferred stock in the quarter ended March 31, 2000.

                                 USE OF PROCEEDS
                                 ---------------

         We will use the net proceeds received from the sale of the securities to fund expansion of our wireless business, principally in new markets such as wireless internet email and telemetry applications, to pay down debt and for working capital and general corporate purposes, at the discretion of management.

                              PLAN OF DISTRIBUTION
                              --------------------

         We may sell the securities being offered by this prospectus separately or together:

o        through agents;

o        to or through underwriters;

o        through dealers;

o through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

o directly to purchasers, through a specific bidding, auction or other process; or

o        through a combination of any of these methods of sale.

         We may effect the distribution of the securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

o        at market prices prevailing at the times of sale;

o        at prices related to such prevailing market prices; or

o        at negotiated prices.

         We will describe the method of distribution of the securities in the prospectus supplement.

         Agents designated by us from time to time may solicit offers to purchase the securities. We will name any agent involved in the offer or sale of the securities and set forth any commissions payable by us to an agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an "underwriter" of the securities as that term is defined in the Securities Act.

         If we use an underwriter or underwriters in the sale of securities, we will execute an underwriting agreement with the underwriter or underwriters at the time we reach an agreement for sale. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. This compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. We will describe any of these activities in the prospectus supplement.

         If a dealer is used in the sale of the securities, we or an underwriter will sell securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

         We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any direct sales, including the terms of any bidding or auction process.

         Agreements we enter into with agents, underwriters and dealers may entitle them to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of these liabilities. The prospectus supplement will describe the terms and conditions of indemnification or contribution.

         No securities may be sold by us under this prospectus without delivery, in paper format, in electronic format on the internet, or both, of the applicable prospectus supplement describing the method and terms of the offering.


                          DESCRIPTION OF CAPITAL STOCK
                          ----------------------------

         Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share and 200,000 shares of preferred stock, par value $0.01 per share.

Common Stock
------------


         On July 31, 2000, there were 49,539,797 shares of common stock outstanding, held of record by 320 stockholders.


         The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Cumulative voting applies to the election of directors. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding-up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after we pay our liabilities and the liquidation preference of any then-outstanding preferred stock. With two exceptions, there are no preemptive, subscription, redemption or sinking fund provisions applicable to the common stock. The two exceptions are:
(1) provisions of the preferred stock described below and (2) provisions of an existing stockholders agreement as to redemption if alien ownership issues arise. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable.


         Our Certificate of Incorporation requires cumulative voting for the election of directors. Under cumulative voting, each stockholder is entitled to cast as many votes in the election as equals the product of the number of directors to be elected and the aggregate number of shares of common stock held by such stockholder. The stockholder may cumulate such votes for one or more directors as the stockholder determines. Under cumulative voting, assuming 6 directors were to be elected and 49,539,797 shares of common stock were outstanding, a stockholder would have to hold at least 7,077,114 shares of common stock to be certain of electing one director.

Preferred Stock
---------------

         We may issue preferred stock in one or more series and may fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions on the preferred stock, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and may fix the number of shares to be included in any such series. Any preferred stock may rank senior to the common stock for the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any shares of preferred stock may have class or series voting rights. We do not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. A prospectus supplement will describe the terms of any preferred stock that we issue. Preferred stock may be convertible into or exchangeable or redeemable for our common stock or other preferred stock. These terms will include provisions as to whether conversion, exchange or redemption is mandatory, at the option of the holder or at our option. These provisions may allow or require the number of shares of our common stock or other securities to be received by the holders of preferred stock to be adjusted.

         Our Board of Directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control of the Company or to make the removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market price of the common stock.

Warrants
--------

         We may issue warrants for the purchase of shares of the common stock and the preferred stock. Warrants may be issued independently or together with the shares of common stock and the preferred stock offered by any prospectus supplement to this prospectus and may be attached to or separate from such shares. As of July 31, 2000, there were a total of 7,525,839 warrants outstanding to purchase shares of our common stock. Of these warrants, 63,714 have a nominal exercise price, 1,207,034 have an exercise price of $12.28 per share, 457,122 have an exercise price of $14.74 per share, and the remainder have an exercise price of $6.25 per share. Further terms of the warrants will be set forth in the applicable prospectus supplement.

         The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

o        the title of such warrants;
o        the aggregate number of such warrants;

o        the price or prices at which such warrants will be issued;
o the designation, terms and number of shares of common stock and preferred stock purchasable upon exercise of such warrants;
o the designation and terms of the shares of commons stock and preferred stock with which such warrants are issued and the number of such warrants issued with such shares;
o the date on and after which such warrants and the related common stock and preferred stock will be separately transferable, including any limitations on ownership and transfer of such warrants;
o the price at which each share of common stock or preferred stock purchasable upon exercise of such warrants may be purchased;
o the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;
o the minimum or maximum amount of such warrants which may be exercised at any one time;
o        information with respect to book-entry procedures, if any;
o        a discussion of certain federal income tax consequences; and
o any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Certain Provisions of our Certificate of Incorporation and Bylaws
-----------------------------------------------------------------

         Certificate of  Incorporation
         --------------  -------------

         As currently in effect, our Certificate of Incorporation may not be amended, modified, rendered ineffective or repealed except by the vote of the holders of a majority of the issued and outstanding shares of common stock. Except as required by law, other classes or series of stock will not be entitled to vote on any such amendment, modification or other change, unless and to the extent required by any applicable law. Our Certificate of Incorporation currently requires the affirmative vote of the holders of two-thirds of the issued and outstanding shares of common stock to approve:

o        our merger or consolidation with or into any other entity;

o        our dissolution or liquidation; or

o the sale, exchange or lease of all or substantially all of our property and assets.

         Our Certificate of Incorporation also requires that at each election of directors by the holders of common stock, all directors must be elected.

         Bylaws
         ------

         As currently in effect, our Bylaws require that there be 6 directors on our Board of Directors. The Bylaws provide that special meetings of the stockholders generally may be called by the president and shall be called at the request of the holders of at least one-third of the common stock then issued and outstanding. A special meeting solely to elect all directors of the Company shall be called at the written request of a holder or holders of sufficient shares of common stock to then elect at least one director under principles of cumulative voting. Our Bylaws also provide that except as provided in our Certificate of Incorporation or Bylaws, the Bylaws may be altered, amended or repealed or new Bylaws may be adopted only upon the vote of either:

o      three-fourths of the members of the Board of Directors then in office; or

o the holders of two-thirds of the issued and outstanding shares of common stock.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
                 -----------------------------------------------

         The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to part of this prospectus. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Thus, for example, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

         This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC and any additional documents that we may file with the SEC (File No. 0-23044) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of the securities. These documents contain important information about us.

        1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Commission on March 30, 2000;

        2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the commission on May 12, 2000;

        3. Our current report on Form 8-K dated April 24, 2000 and filed with the Commission on April 24, 2000;

        4. Our current report on Form 8-K dated June 29, 2000 and filed with the Commission on June 29, 2000; and

        5. The description of our common stock and preferred stock contained in the our Registration Statement on Form 8-A, dated December 9, 1993, and on Form 8-A/A, dated December 13, 1993, each as filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         You can obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a documents unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also can obtain these documents from us without charge by visiting our internet web site at www.motient.com or by requesting them in writing, by email or by telephone at the following address:

                                   Randy Segal
                         Senior Vice President, General
                              Counsel and Secretary
                               Motient Corporation
                              10802 Parkridge Blvd.
                           Reston, Virginia 20191-5416
                                 (703) 758-6130


                       WHERE YOU CAN FIND MORE INFORMATION
                       -----------------------------------

         We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

         In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the following locations of the
SEC:

        o Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459;

        o Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

        o New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048.

         You may also read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

         In addition, the SEC maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers of securities, like us, who file such material electronically with the SEC. The address of that web site is http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our common stock is traded on The Nasdaq National Market under the symbol "MTNT."

                                     EXPERTS
                                     -------

         The financial statements and schedules of Motient Corporation incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to XM Satellite Radio Holdings, Inc., a subsidiary of Motient Corporation, its opinion is based on the report of other independent public accountants. The financial statements and schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

         The consolidated financial statements of XM Satellite Radio Holdings Inc. and subsidiaries (a development stage company) (XM Radio) as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, and for the period from December 15, 1992 (date of inception) to December 31, 1999, have been incorporated by reference in the Annual Report on Form 10-K of Motient Corporation and in this registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP contains an explanatory paragraph that states that XM Radio has not commenced operations and is dependent upon additional debt or equity financing, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements of XM Radio do not include any adjustments that might result from the outcome of that uncertainty.

                         PRO FORMA FINANCIAL INFORMATION

         The accompanying pro forma financial information gives effect to the following, as if such transactions had been consummated on March 31, 2000, in the case of the Unaudited Pro Forma Consolidated Condensed Balance Sheet, and on January 1 of each of the periods presented in the case of the Unaudited Pro Forma Consolidated Condensed Statement of Operations:

o our acquisition in July 1999 of all of the then remaining outstanding shares of common stock of XM Radio;

o the issuance of 7.0 million shares of our common stock in a public offering in August 1999 and the application of the net proceeds of such offering to repay $59 million of indebtedness outstanding under our bank financings;

o XM Radio's issuance of 10.2 million shares of its common stock in an initial public offering in October 1999, and the application of the net proceeds therefrom;

o XM Radio's issuance of 4.4 million shares of its common stock in January 2000, and XM Radio's concurrent issuance of 2 million shares of its 8.25% Series B convertible redeemable preferred stock due 2012, and the application of the net proceeds therefrom;

o XM Radio's issuance in March 2000 of 325,000 units, each unit consisting of $1,000 principal amount of 14% Senior Secured Notes due 2010 and one warrant to purchase 8.024815 shares of Class A Common Stock, and the application of the net proceeds therefrom;

o our receipt of $44 million in connection with the R&D Agreement and Asset Sale Agreement we entered into in June 2000, as described in "Recent Developments," and the concurrent repayment of $2.75 million of indebtedness outstanding under our bank financings.

         The pro forma consolidated condensed financial information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position and results of operations would have been had the foregoing transactions been consummated as of the above-referenced dates or of our financial position or results of operations that we may report in the future.

         The following data should be read in conjunction with our Consolidated Financial Statements and related notes and XM Radio's Consolidated Financial Statements and related notes incorporated by reference herein.

                      Motient Corporation and Subsidiaries

            Unaudited Pro Forma Consolidated Condensed Balance Sheet



                                                             As of March 31, 2000

                                                                           Pro Forma          Motient
                                                           Motient        Adjustments        Pro Forma
ASSETS
CURRENT ASSETS:
      Cash and cash equivalents                               $448,631      $41,250 (1)           $489,881
      Short term investments
      Inventory                                                 36,040                              36,040
      Prepaid in-orbit insurance                                 2,045                               2,045
      Accounts receivable, net of allowance for                 17,073                              17,073
      doubtful accounts
      Restricted short-term investments                         41,038                              41,038
      Restricted short-term investments of XM Radio             58,817                              58,817
      Other current assets                                      11,910                              11,910
                                                                ------                              ------

      Total current assets                                     615,554                             656,804

PROPERTY & EQUIPMENT IN SERVICE, net                           123,915                             123,915
SYSTEM UNDER CONSTRUCTION                                      432,194                             432,194
GOODWILL & OTHER INTANGIBLES, net                               61,346                              61,346
DEFERRED CHARGES & OTHER ASSETS, net                            31,872         (86) (2)             31,786
RESTRICTED INVESTMENTS                                          35,115                              35,115
RESTRICTED INVESTMENTS OF XM RADIO                              79,599                              79,599
                                                            ----------                          ----------

      Total assets                                          $1,379,595                          $1,420,759
                                                            ==========                          ==========

The accompanying notes are an integral part of the pro forma financial statements.

                                      -P2-

                      Motient Corporation and Subsidiaries

            Unaudited Pro Forma Consolidated Condensed Balance Sheet




                                                             As of March 31, 2000

                                                                           Pro Forma          Motient
                                                           Motient        Adjustments        Pro Forma


LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
      Accounts payable and accrued expenses                    $86,586                             $86,586
      Current portion of obligations under capital               4,700                               4,700
      leases
      Current portion of vendor due to related party             3,619                               3,619
      Current portion of long-term debt                          2,141                               2,141
      Other current liabilities                                  1,869                               1,869
                                                               -------                             -------

      Total current liabilities                                 98,915                              98,915


LONG-TERM LIABILITIES:
      Obligations under bank financing                         120,000       (2,750) (1)           117,250
      Obligations under notes, net of discount                 327,800                             327,800
      Obligations under Senior Secured Notes of XM             259,528                             259,528
      Radio, net
      Capital lease obligations                                    846                                 846
      Fair value of assets acquired in excess of                 1,159                               1,159
      purchase price
      Vendor financing commitment due to related party           4,339                               4,339

      Other long-term liabilities                                5,087       25,436 (1)             30,523
                                                               -------                             -------

      Total long-term debt                                     718,759                             741,445

      Total liabilities                                        817,674                             840,360

MINORITY INTEREST                                              513,732                             513,732



STOCKHOLDERS' (DEFICIT) EQUITY
      Preferred Stock, par value $0.01; authorized                  --                                  --
      200,000 shares; no shares issued
      Common stock, voting                                         552                                 552
      Additional paid-in capital                               919,127                             919,127


      Deferred compensation                                     (6,507)                             (6,507)

      Common stock purchase warrants                            56,243       18,564 (1)             76,159
                                                                              1,352 (2)
      Unamortized guarantee warrants                           (16,970)      (1,022)(2)            (17,992)
      Retained loss                                           (904,256)        (416)(2)           (904,672)
                                                              ---------                           ---------

      Total stockholders' equity                                48,189                              66,667


Total liabilities, stockholders' (deficit) equity,          $1,379,595                          $1,420,759
and minority interest                                       ==========                          ==========

The accompanying notes are an integral part of the pro forma financial statements.
                                      -P3-

                      Motient Corporation and Subsidiaries

          Unaudited Pro Forma Consolidated Condensed Statement of Operations


                                      For  the Quarter Ended March 31, 2000
                                      -------------------------------------
                                                                XM Radio     Motient/XM    Motient/XM     Motient
                                                      XM       Pro Forma        Radio        Radio        Pro          Motient
                                                     Radio    Adjustments   Eliminations    adjusted      Forma       Pro Forma
                                      Motient (3)                                                       Adjustments
Revenues


      Service                         $17,152     $   --                                   $17,152                   $17,152
      Sales of equipment                5,018         --                                     5,018                     5,018
                                      -------                                              -------                   -------
      Total Revenue                    22,170         --                                    22,170                    22,170

Cost of service and operations
      Cost of service and operations   18,018         --                                    18,018                    18,018
      Cost of equipment sold            5,256         --                                     5,256                     5,256
      Sales & advertising               6,226         --                                     6,226                     6,226
      General & administrative          5,526     16,386                                    21,912                    21,912
      Depreciation & amortization       8,831        502                        (239)(9)     9,094                     9,094
                                      -------    -------                                   -------                    ------

      Operating loss                  (21,687)   (16,888)                                  (38,336)                  (38,336)

Interest & other income (expense)       1,052      4,150      1,281(5)                       6,483                     6,483

Gain on conversion of note payable
to related party                       32,854         --                                    32,854                    32,854
Unrealized gain on note payable to
related party                           3,925         --                                     3,925                     3,925
Minority interest                          --         --                       7,360(11)     7,360                     7,360
Equity in loss of XM Radio             (5,398)        --                       5,398(12)        --                        --
Interest expense                      (14,979)        (2)        --(6)                     (14,981)    (13) (14)     (14,994)
                                      --------   --------        --(7)                     --------                  --------
                                                                 --(8)

Net loss before extraordinary item    $(4,233)  $(12,740)                                  $(2,695)                  $(2,708)
                                      ========  =========                                  ========                  ========

Loss per share of common stock
before extraordinary item               $(.09)                                                                         $(.06)
Weighted-average common shares         49,094                                                                         49,094
outstanding during the period

The accompanying notes are an integral part of the pro forma financial statements.

                      Motient Corporation and Subsidiaries

       Unaudited Pro Forma Consolidated Condensed Statement of Operations

 -------------------------------------------------------------------------------


                                   For  the Year Ended December 31, 1999
                                                              XM Radio      Motient/XM    Motient/XM     Motient
                                                     XM       Pro Forma       Radio         Radio       Pro Forma      Motient
                                      Motient (3)    Radio    Adjustments   Eliminations   adjusted    Adjustments    Pro Forma
                                      -----------    -----    -----------   ------------   --------    -----------    ---------

Revenues

      Service                           $67,653     $   --                                  $67,653                    $67,653
      Sales of equipment                 23,418         --                                   23,418                     23,418
      Sales of equipment                 91,071         --                                   91,071                     91,071
      Total Revenue

Cost of service and operations
      Cost of service and operations     69,258         --                                   69,258                     69,258
      Cost of equipment sold             29,527        ---                                   29,527                     29,527
      Sales & advertising                23,125        ---                                   23,125                     23,125
      General & administrative           19,475     28,704                                   48,179                     48,179
      Satellite & related assets         97,419        ---                                   97,419                     97,419
      impairment
      Depreciation & amortization        54,923      1,987       396 (4)       (975) (9)     56,331                     56,331
                                        -------     ------                                  -------                     ------
      Operating loss                   (202,656)   (30,691)                                (232,768)                  (232,768)

Interest & other income (expense)         9,469      2,916     6,150 (5)     (3,842)(10)     14,693                     14,693

Unrealized loss on note
receivable from XM Radio                 (9,919)                                             (9,919)                    (9,919)
Unrealized loss on note payable
to related party                        (27,399)                                            (27,399)                   (27,399)
Minority interest                            --                              10,385 (11)     10,385                     10,385
Equity in loss of XM Radio              (25,181)                             25,181 (12)         --                        ---
Interest expense                        (63,228)    (9,121)  (24,157)(6)      6,419 (10)    (94,146)    3,910 (13)     (90,042)
                                        --------    -------                                 --------                   --------
                                                              (3,491)(7)                                  194 (14)
                                                                (568)(8)

Net loss before extraordinary item   $(318,914)   $(36,896)                               $(339,154)                 $(335,050)
                                     ==========   ========                                ==========                 ==========

Loss per share of common stock
before extraordinary item               $(8.03)                                                                         $(6.94)
Weighted-average common shares
outstanding during the period            39,704                4,472(15)                                4,083(16)       48,259




The accompanying notes are an integral part of the pro forma financial statements.

                    Notes to Pro Forma Financial Information

     The Pro Forma Financial Information is based on the following assumptions and adjustments:

(1) Reflects the cash to be received and the relative fair market value allocation of the aggregate $44 million received in connection with the R&D Agreement and Asset Sale Agreement, as described in "Recent Developments," and the concurrent required repayment and permanent reduction of our revolving credit facility.


(2) Reflects (i) the impact of repricing certain outstanding warrants to purchase our common stock in connection with the consummation of the June 2000 transactions described in "Recent Developments," and (ii) the write off of a pro rata share of the financing fees and guarantee warrants associated with the placement of the bank loans, as a result of the required repayment and permanent reduction of $2.75 million of the revolver loan from the proceeds received from the R&D Agreement and Asset Sale Agreement.

(3) Reflects the results of Motient on a stand alone basis prior to our consolidation of XM Radio.

(4) Reflects the additional amortization of goodwill and other intangibles of XM Radio to reflect a full year of amortization.

(5) Reflects interest earned, at 5% annually, on the restricted securities required to be purchased by XM Radio in accordance with the terms of XM Radio's 14% senior secured notes due 2010.

(6) Reflects interest at 14% on the $325 million of XM Radio's 14% senior secured notes due 2010, net of the amount that would have been capitalized.

(7) Reflects the amortization, as additional interest expense, of warrants issued in connection with the $325 million of XM Radio's 14% senior secured notes due 2010, net of the amount that would have been capitalized.

(8) Reflects the amortization, as additional interest expense, of financing costs incurred in connection with XM Radio's issuance of $325 million of its 14% senior secured notes due 2010, net of the amount that would have been capitalized.

(9) Reflects the adjustment of goodwill and other intangible amortization to reflect the difference in goodwill recorded by us and XM Radio.

(10) Eliminates interest earned by us and the related expense incurred by XM Radio on notes due from XM Radio.

(11) Reflects 65.6% minority interest in XM Radio, effective as of the date of XM Radio's initial public offering in October 1999, in accordance with our equity interest.

(12) Eliminates losses previously recorded by us under the equity method.

(13) Reflects the elimination of interest expense on the bank loans and amortization of related financing costs and guarantee warrants, associated with the placement of the bank loans, as a result of the repayment of $59 million of the outstanding debt with the net proceeds from the August 1999 issuance of 7.0 million shares of our common stock at $17.75 per share.

(14) Reflects the elimination of interest expense on the bank loans and amortization of related financing costs and guarantee warrants, associated with the placement of the bank loans, as a result of the repayment of $2.75 million of the outstanding debt with the proceeds from the R&D Agreement and Asset Sale Agreement entered into in June 2000.

(15) Reflects the adjustment for the issuance, in July 1999, of 8.6 million shares of our common stock for the purchase of all remaining outstanding shares of common stock of XM Radio in July 1999.

(16) Reflects the adjustment for the issuance, in August 1999, of 7.0 million shares of our common stock in a public offering.


In addition, in July 2000, XM Radio entered into a transaction to issue approximately 235,000 shares for $1,000 per share of its 8.25% convertible preferred stock. XM Radio expects to record a $123 million beneficial conversion charge that will reduce earnings available to common shareholders as a result of this transaction. As the closing of the transaction is contingent upon certain regulatory approvals and final funding, this transaction is not reflected in these pro forma financial statements.

                                     Part II

                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution.


    The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered.



        SEC registration fee...........................     $158,400
        Printing and engraving expenses................      200,000
        Legal fees and expenses........................      100,000
        Blue Sky fees and expenses.....................       25,000
        NASD listing and filing fees...................       35,000
        Accounting fees and expenses...................      200,000
        Transfer agent fees............................        6,600
        Total..........................................     $725,000
                                                            ========


Item 15. Indemnification of Directors and Officers.

    The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company may be required to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification.

    In addition, the Company's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the corporation and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws.

    At present, there is no pending litigation or proceeding involving an officer or director of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 16. Exhibits and Financial Statement Schedules.

    (a) Exhibits


         1 The form of equity underwriting agreement will be filed as an exhibit to a Current Report of the Company on Form 8-K and incorporated herein by reference.


         3.1 Restated Certificate of Incorporation of the Company (as restated effective May 23, 2000)*

         3.2   Amended and Restated Bylaws  of the Company  (effective as of May

                23, 2000)*

         4.1 The form of any certificate of designation with respect to any preferred stock issued hereunder and the related form of preferred stock certificate will be filed as exhibits to a Current Report of the Company on Form 8-K and incorporated herein by reference.

         4.2 The form of any warrant or warrant agreement will be filed as an exhibit to a Current Report of the Company on Form 8-K and incorporated herein by reference.


         5       Opinion of Randy S. Segal, Esq.*

        12.1 Statement regarding computation of ratio of earnings to fixed charges and any preferred stock dividends.*


        23.1     Consent of Arthur Andersen LLP

        23.2     Consent of KPMG LLP


        23.3 Consent of Randy S. Segal, Esq. (included in Exhibit 5 to this registration statement)*.

        24 Powers of Attorney of directors and officers of the Company (included in the signature page).*

---------------------------------
*Previously filed


Item 17. Undertakings.

     A.        The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

           provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation, as amended, or the Amended and Restated Bylaws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   Signatures


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Fairfax, Commonwealth of Virginia, on the 3rd day of August, 2000.


                                            MOTIENT CORPORATION




                                            By:      /s/ Walter V. Purnell, Jr.
                                                     --------------------------
                                            Name:    Walter V. Purnell, Jr.
                                            Title:   President and Chief
                                                     Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

    Signature                            Title                     Date
    ---------                            -----                     ----




/s/ Walter V. Purnell, Jr.     President and Chief Executive      August 3, 2000
    ----------------------
    Walter V. Purnell, Jr.     Officer, and

                               Director (Principal
                               Executive Officer)


          *                    Senior Vice President and Chief    August 3, 2000
    ----------------------
    W. Bartlett Snell          Financial Officer

                               (Principal Financial and
                               and Accounting Officer)



          *                    Chairman of the Board of           August 3, 2000
    ----------------------
    Gary M. Parsons            Directors



                               Director
    ----------------------
    Douglas I. Brandon


          *                    Director                           August 3, 2000
    ----------------------
    Billy J. Parrott



          *                    Director                           August 3, 2000
    ----------------------
    Andrew A. Quartner
          *                    Director                           August 3, 2000
    ----------------------
    Jack A. Shaw




                                           *By:      /s/ Walter V. Purnell, Jr.
                                                     --------------------------
                                            Name:    Walter V. Purnell, Jr.
                                            Title:   Attorney-in-fact

                                Index to Exhibits


 3.1     Restated Certificate of Incorporation*
 3.2     Amended and Restated Bylaws*
 5       Legal Opinion of Randy S. Segal, Esq.*
12.1 Statement regarding computation of ratio of earnings to fixed charges and any preferred stock dividends*

23.1     Consent of Arthur Andersen LLP
23.2     Consent of KPMG LLP

23.3     Consent of Randy S. Segal, Esq. (included in Exhibit 5) *
24 Powers of Attorney of directors and officers of the Company (included in the signature page). *
----------------------------------
*Previously filed